

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05045435

February 17, 2005

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/17/2005

Re: Time Warner Inc.
Incoming letter dated December 30, 2004

Dear Ms. Waxenberg:

This is in response to your letter dated December 30, 2004 concerning the shareholder proposal submitted to Time Warner by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
FEB 2 3 2005
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

TimeWarner

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

RECEIVED
2005 JAN -3 PM 4:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 30, 2004

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") it received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proposal requests that the Board of Directors "initiate the appropriate process to amend the Company's governance documents" such that nominees to the Board of Directors must receive "the affirmative vote of the majority of votes cast at an annual meeting of shareholders" in order to be elected.

The Company intends to omit the Proposal from its Proxy Materials (i) pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal (the "Prior Proposal") previously submitted to the Company by another proponent that, in the event that the Staff is unable to concur with the Company's view that it may exclude the Prior Proposal in its entirety, would be included in the Company's Proxy Materials and (ii) pursuant to Rule 14a-8(i)(8) because it relates to the election of the Company's directors. The Company's no-action request relating to the Prior Proposal was submitted by letter dated December 30, 2004.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of this letter, the Proposal (Exhibit A) and the Prior Proposal (Exhibit B). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7350 • F 212.937.3594 • susan.waxenberg@timewarner.com

Grounds for Omission

A. The Proposal substantially duplicates a prior proposal that, in the event that the Staff is unable to concur with the Company's view that it may exclude that prior proposal in its entirety, will be included in the Company's Proxy Materials, and the Proposal may therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(11).

The Company received the Proposal on December 3, 2004. Its thrust, as noted above, is that the Company should amend its organizational documents to replace the current plurality voting standard for director nominees with a majority voting standard that counts all votes cast. The Company received the Prior Proposal on November 1, 2004, the thrust of which is that the Company must "take each step necessary for a simple majority vote to apply" to *all* issues submitted to shareholder vote, without specifying what types of votes should be counted. As noted above, the Company has submitted a letter to the Staff requesting that it agree to take a no-action position with respect to the omission of the Prior Proposal from the Company's Proxy Materials. If the Staff is unable to concur with the Company's view that it may exclude the Prior Proposal in its entirely, the Prior Proposal will be included in the Company's Proxy Materials. In such an event, the Proposal substantially duplicates a prior proposal that will be included in the Company's Proxy Materials and may, therefore, be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(11).

Rule 14a-8(i)(11) permits the exclusion from the Company's Proxy Materials of shareholder proposals that substantially duplicate another proposal previously submitted by another proponent that will be included in the Company's Proxy Materials for the same meeting. The Staff has previously indicated that a company does not have the option of selecting between duplicative proposals but must include in its proxy materials the first of such proposals. *See Constellation Energy Group, Inc.* (February 19, 2004); *Wells Fargo & Company* (February 5, 2003). The Staff has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. *See Exchange Act Release No. 34-12999* (November 22, 1976). Moreover, proposals do not need to be identical for the later proposal to be excludable under Rule 14a-8(i)(11). The Staff has consistently indicated that proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See Ford Motor Company* (February 19, 2004) (a proposal requesting that the company adopt goals to meet or exceed fuel mileage or greenhouse gas emissions standards in congressional proposals was substantially duplicative of a proposal requesting that the company issue a report on greenhouse gas emissions that would include (i) ten-year performance data and projections of estimated total annual greenhouse gas emissions from its products, (ii) how the company could ensure competitive positioning based on near and long-term regulatory scenarios and (iii) how the Company could significantly reduce greenhouse gas emissions from its vehicles); *Abbott Laboratories* (February 4, 2004) (a proposal relating to limitations (i) on the salary to be paid to the chief executive officer, (ii) on bonuses to be paid to senior executives, (iii) on long-term equity compensation to senior executives, including a prohibition on stock option grants, and (iv) on severance payments made to senior executives was substantially duplicative of a proposal requesting a company policy prohibiting future stock option grants to senior executives).

Implicit in the "principle thrust or focus" test is the concern that the presence of multiple proposals in the same proxy statement that address the same issue in different terms creates the risk that, if each of the proposals were adopted by the shareholders, the board of directors would not be left with a clear expression of shareholder intent on the issue. *See General Electric Company* (January 22, 2003). Thus, while Rule 14a-8(i)(11) protects shareholders from the confusion caused by substantially duplicative proposals, it also protects the board from being placed in a position where it cannot effectively consider or implement the shareholders' will because the terms or requested board action with respect to the substantially duplicative proposals are different. For example, in *Monsanto Company* (February 7, 2000), the company received two proposals, both of which the company interpreted as seeking to eliminate its classified board. The first proposal requested that the entire board be elected at every third annual meeting, and the second proposal requested that all of the directors be elected each year. The Staff, in permitting the company to exclude the second proposal from its proxy statement under Rule 14a-8(i)(11), noted that "shareholder approval of both proposals would require the board to choose between an annual and triennial timetable for election of candidates for seats on a declassified board." *See also Time Warner Inc.* (February 11, 2004) (a proposal requesting that the board of directors adopt a policy to report annually on the corporate resources devoted to supporting political entities and candidates was substantially duplicative of a proposal requesting a comprehensive annual report on the company's political participation policy that would include its business rationale and decision-making process for such participation, an accounting of the money and resources spent on such participation and the identity of the company's personnel involved in making decisions relating to such participation); *General Electric Company* (January 22, 2003) (a proposal requesting a comprehensive compensation review and publication of the results was substantially duplicative of a proposal requesting publication of a report comparing compensation of executives and other employees); *Centerior Energy Corporation* (February 27, 1995) (proposals relating to (i) freezing executive compensation, (ii) reducing executive compensation and eliminating executive bonuses and (iii) freezing annual executive salaries and eliminating executive bonuses were deemed to be substantially duplicative of a proposal placing ceilings on executive compensation, tying future executive compensation to future company performance and eliminating executive bonuses and stock options).

The Proposal substantially duplicates the Prior Proposal because each proposal seeks to implement a majority voting regime where one does not currently exist. The Prior Proposal seeks such a regime on all matters submitted to shareholder vote, including director elections, and the Proposal seeks such a regime only with respect to director elections. Thus, by its terms, the Proposal seeks the same objective as the Prior Proposal. The substantial duplication is highlighted by the objective of each proposal, which is ostensibly to improve the Company's corporate governance. In support of this objective, both proposals cite hypothetical examples in which an overwhelming number of shareholders fail to support an action that is ultimately approved due to applicable voting requirements.

Moreover, if shareholders took opposing positions on the two proposals, that is, if they adopted the Prior Proposal but rejected the Proposal, they would be requesting contradictory board action such that the Company's Board of Directors would be unclear as to shareholders' intent on the issue. In this scenario, stockholders would in essence be requesting that a simple majority voting regime apply for "each issue that can be subject to shareholder vote" but that such a regime not apply for director elections, which are also subject to shareholder vote. This contradiction is created by the differing terms and requested board action in the proposals. The first difference is with respect to scope. If the Prior Proposal were adopted, the Board would be required to create a majority voting regime on all matters submitted to a shareholder vote. In contrast, if the Proposal were adopted, the Board would be asked to create a majority voting regime only with respect to director elections at annual meetings. The second difference is with respect to application. If the Proposal were adopted, the Board would be asked to create a regime that counts all votes cast in determining a majority. In contrast, if the Prior Proposal were adopted, the Board could create a regime that counts either all votes cast or all shares present and entitled to vote because the Prior Proposal is silent on this issue. Thus, the Prior Proposal, by subsuming and conflicting with the terms of the Proposal, creates the precise conflict that *Monsanto Company* sought to avoid.

For these reasons, the Company respectfully submits that the Proposal be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(11).

B. The Proposal relates to the election of the Company's directors and, therefore, may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(8).

The Proposal relates to the election of the Company's directors and, therefore, may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(8). Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors." The SEC has stated that the "principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules . . . are applicable thereto." *See Exchange Act Release No. 34-12598* (July 7, 1976). In fact, the SEC is currently considering new rules under the Rule 14a-11 process that would address matters related to director elections. The Proposal, in seeking to change a well-established and likely universal practice of electing directors by plurality vote, attempts precisely this, that is, promoting such a "reform[] in elections" pursuant Rule 14a-8, under which such a reform is inappropriate. In addition, the Staff has held that proposals that would establish procedures to foster contested elections are excludable under Rule 14a-8(i)(8). *See Tenet Healthcare Corp.* (March 15, 2004) (allowing exclusion under Rule 14a-8(i)(8) of a proposal requesting an amendment to the company's bylaws that would have allowed shareholders owning 35% or more of the company's outstanding shares to submit to the company a list of candidates to be nominated as directors); *Citigroup Inc.* (April 14, 2003) (holding that a proposal seeking automatic inclusion in proxy materials of director nominees from shareholders with holdings of 3% or more fostered competitive elections and was therefore excludable); *Wilshire Oil Company of Texas* (March 28, 2003) (same); *see also AOL Time Warner Inc.* (February 28, 2003); *The Bank of New York Company, Inc.* (February 28, 2003).

The Proposal does not provide guidance on the mechanics of how such a majority-vote election would operate. It could, however, foster contested elections in the event of an election where shareholders do not fill all available seats on the board by the Proposal's requisite majority vote. It is unclear under the Proposal whether the Company could then conduct a second round of elections, allow its incumbent directors to continue to serve or install its own selection of director nominees in order to elect directors to its board. Any of these options could effectively make the first such election "contested."

Because the Proposal relates to the election of the Company's directors, the Company respectively submits that it is excludable under Rule 14a-8(i)(8).

* * * * *

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the foregoing reasons. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary

Enclosure

cc: United Brotherhood of Carpenters Pension Fund
c/o Edward Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, DC 20001

003780-0051-08834-NY03.2403558.6
70599v1

EXHIBIT A

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Time Warner Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 212-484-7174]

Mr. Paul F. Washington
Corporate Secretary
Time Warner Inc.
1 Time Warner Center
New York, NY 10019

December 3, 2004

Dear Mr. Washington:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Time Warner Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's director election vote standard. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 74,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

EXHIBIT B

3 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 80% vote of shares to make certain governance changes, if 79% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 79% majority. Such 80% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Progress Begins with a First Step

I believe that the need to take at least the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Richard Parsons is designated a problem director by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: He is the chairperson of the committee that set executive compensation at Citigroup, a committee with a notorious record of overcompensation under his leadership.
- In October 2004 TLC said, "The board is remarkably well-connected, but so far the mix hasn't quite clicked, and the net result for shareholders has been a steady loss of shareholder value since the 2001, $106 billion merger between then online and media giants AOL and Time Warner. AOL reported the loss of some 2.2 million subscribers in 2003 alone. In the meantime, the company remains enmeshed in a series of complex accounting adjustments and write-downs, all conducted under the watchful eye of SEC investigators."

  "Overall the company's Board Effectiveness Rating [of 'D'] suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock."
- We had no Lead Director or Independent Chairman – independence concern.
- Four directors were allowed to hold from 5 to 7 director seats each – over-extension concern.
- The chairman of the Audit Committee held 5 board seats – over-extension concern.
- 2003 CEO pay of $13 million including stock option grants.

  Source: Executive PayWatch Database,

  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement. This will help terminate the future frustration of the will of the shareholder majority.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated December 30, 2004

The proposal requests that the board initiate the appropriate process to amend Time Warner's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Time Warner may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Time Warner may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that Time Warner may exclude the proposal under rule 14a-8(i)(11). We note that the other proposal previously submitted by another proponent will not be included in Time Warner's 2005 proxy materials. Accordingly, we do not believe that Time Warner may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel